John Deere Receivables LLC
P.O. Box 5328
Madison, Wisconsin 53705

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur Sandel

Re:	John Deere Receivables LLC (the “Registrant”)
Registration Statement on Form SF-3 filed June 4, 2025
File No. 333-287776

Ladies and Gentlemen:

Reference is made to the letter request of John Deere Receivables LLC (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on July 18, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”). The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

If you have any questions regarding this letter, please contact David Kobray, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 341-7740.

Very truly yours,

JOHN DEERE RECEIVABLES LLC

By:	/s/ Stephen T. Hamborg
Name: Stephen T. Hamborg
Title: President and Treasurer

cc:	Edward R. Berk, John Deere Receivables LLC
Tracey Pustelnik, John Deere Receivables LLC
David Kobray, Kirkland & Ellis LLP